December 29, 2005

Mr. Scott Stringer

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Propex Fabrics Inc.

Form 10-K for the calendar year ended December 31, 2004

Filed April 14, 2005

File No. 333-122829

Dear Mr. Stringer:

Set forth below are the responses of Propex Fabrics Inc. (the “Company” or “we” or “our”) to the comments and requests for additional information contained in the letter, dated December 16, 2005, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced filing. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Propex Fabrics Inc. Form 10-K for the calendar year ended December 31, 2004

Liquidity and Capital Resources, page 29

1.	In future filings, please enhance your cash flow discussion to reflect any significant changes, and the substantive reasons for such changes. For example, accounts receivable increased $18.4 million in 2004 compared to an increase of $5.4 in 2003. Similarly, accounts payable increased $10.2 million in 2004 versus $3.1 million in 2003.

Company Response:

In future filings, we will enhance our liquidity discussion to present and provide explanation related to material cash flow changes.

Contractual Obligations, page 31

2.	Include a footnote to the table discussing the amount and timing of other long-term liabilities not included in the table and the uncertainties regarding future payment that prevent you from including the amounts in the table.

Company Response:

In our Form 10-K for the year ended December 31, 2004, we disclosed long-term debt principal and operating lease obligations. We did not disclose any capital lease obligations because we did not have any capital leases. We continue to believe that these disclosures are appropriate.

In consideration of the Staff comment number 6 related to our raw material purchase contracts, we offer the following description of such contracts. We have several contracts with a limited number of suppliers for polypropylene resin raw materials. One of these contracts extends beyond one year, which suggests possible inclusion in the contractual obligations table. However, under that contract, the monthly pricing is tied to the market price of polypropylene, and the market price for polypropylene resin is extremely volatile. Due to the highly volatile nature of polypropylene prices, we cannot reasonably forecast the future spending under this contract with any degree of accuracy. For example, polypropylene resin pricing increased 68.8% from $0.32 per pound in December 2003 to $0.54 per pound in December 2004. Given these considerations, we did not include a quantitative forecast of future spending under this raw material contract in the contractual obligations table. We believe it would be more beneficial to investors to include a footnote discussion of our polypropylene resin contracts, and we will do so in future filings.

We also note that we do discuss at length under Item 7, “Risk Factors” the risks associated with polypropylene price volatility and the Company’s ability to adjust its product prices to customers in response to raw material price fluctuations.

As it relates to pension and other postretirement benefit liabilities, at the time of our 10-K filing, the Company could not reasonably estimate pension funding requirements for 2005 because of the Company’s intentions to restructure its pension benefits during 2005. Since the filing of the 2004 10-K, we have made the following changes to our pension and postretirement plans:

•	The Company restructured its retirement benefits related to its U.S salaried employees. As discussed more fully in the Company’s Form 10-Q for the quarter ended September 30, 2005, the Company curtailed its Cash Value pension plan as of August 31, 2005.

•	The Company closed to new participants its pension plans for U.S. salaried and hourly employees as of June 10, 2005.
•	The Company’s other postretirement benefits liability is not included in this table because the Company made significant reductions to these benefits on December 1, 2004 and retains the right to further modify or terminate this plan at any time.

With the implementation of these pension and postretirement benefit changes now complete, we can reasonably estimate in future filings our pension and other postretirement benefits funding requirements and will present such funding obligations in the contractual obligations table to enhance disclosure in this area.

At year-end 2004, the Company also had $0.5 million of other long-term liabilities, which we believe is not material and does not warrant further discussion under the contractual obligations table.

Critical Accounting Policies, page 32

3.	In future filings provide additional quantitative analysis to your discussion of critical accounting practice. For example, your disclosures regarding allowance for doubtful accounts should discuss the amount of reserves recorded as of the balance sheet date, changes in during the most recent year and comparative period, and the reasons for any significant variances and possible trends. Also, with respect to retirement benefits, you could highlight key assumptions and provide a sensitivity analysis given hypothetical changes to those assumptions.

Company Response:

We note your comment, and in future filings, we will expand our discussion of our critical accounting policies to provide additional quantitative analysis including sensitivity analyses for key assumptions implicit within such policies.

Note 1 – Pension Benefits, page 60

4.

In future filings, provide narrative disclosures in your investment policies regarding targeted allocation percentages. We note that, as of December 31, 2004, plan assets were all invested in cash. We presume that you plan to diversify your investments in the future. If not, tell us in more detail why you believe that an expected rate of return on plan assets of 8% is reasonable.

Company Response:

At December 1, 2004, the Company was acquired from BP by equity investors and members of management. As a result and shortly thereafter, the pension plan assets were transferred from BP’s pension plan trustee to our trustee and invested in cash and cash equivalents, pending management’s determination of the investment strategy for the plans. We have since finalized our investment strategy and have redirected these assets to a broad range of investments from which we expect to earn 8% over time. In future filings, we will provide narrative disclosure of our investment policies, including targeted allocation percentages.

5.	In future filings, enhance your disclosure regarding SFAS 132 to include expected benefit payments and employer contributions in accordance with 5(f) and (g) on SFAS 132(R).

Company Response:

We note your comment. While the Company found it impracticable to provide a meaningful estimate of our future pension benefits given the activities under development to restructure our pension plans, in our future filings we will enhance our disclosure regarding SFAS 132 to include expected benefit payments and employer contributions for pension plans and other postretirement benefit plans.

Note 15 – Commitments and Contingencies, Page 71

6.	We note based upon your disclosures on page 12 that you have entered into multiyear contracts with suppliers that appear to require you to purchase minimum levels of raw materials. In future filings, please provide the disclosures required by SFAS 47 paragraph 7, or tell us why such disclosures are not required. These amounts should also be included in the table of contractual obligations.

Company Response:

As described in our response to the Staff comment number 2, the majority of our polypropylene raw material contracts do not extend beyond a one-year period and, therefore, do not satisfy the duration requirement outlined in SFAS 47 paragraph 6. One contract, which extends beyond one year, does not have a fixed or minimum floor pricing; rather, as mentioned above in our response to Staff comment number 2, monthly pricing is tied to the market price of polypropylene, and the market price for polypropylene resin is extremely volatile. Also, there is a degree of volume uncertainty because, notwithstanding the stated volume range, the Company is not obligated to purchase more than its polypropylene raw material needs. Therefore, we believe that our raw material contracts did not satisfy the paragraph 7 disclosure requirements. However, we will continue to evaluate each contract to determine whether or not disclosure is required in our commitments and contingencies section or in the contractual obligations table.

7.	We note your disclosures on page 16 that you have not recorded any liabilities related to environmental matters as a result of the indemnification from the former owner of the business. We note that, in accordance with SOP 96-1, the amount of liability should be determined independent from any potential claim for recovery. We also direct your attention to an illustration of disclosure related to environmental liabilities in paragraph 164 of SOP 96-1. Please ensure that in future filings you record liabilities resulting from environmental matters on a gross basis with a corresponding receivable from BP.

Company Response:

In connection with the purchase of the business on December 1, 2004, BP fully indemnified the Company for all known environmental liabilities, which were estimated at $1.0 million at the date of purchase. In addition, the purchase agreement includes a broader indemnity from BP to cover other pre-closing liabilities, which may be subsequently identified. At this time, there are no other known material environmental liabilities beyond those mentioned above. In future filings, we will reflect this environmental liability and with a corresponding receivable related to the BP indemnity.

Note 16 – Business Segment and Geographic Area Information

8.	Please explain to us why you are unable to allocate assets between your two North America based reportable segments. Explain how you are able to allocate depreciation and amortization expense between the North American product lines (i.e. furnishings and industrial fabrics).

Company Response:

In North America, many of our assets, including fiber extrusion lines, non-woven production lines, and other assets are used to produce both Furnishings and Industrial Fabrics segment products, and the Company’s determination of the utilization of the assets by the respective segments can vary significantly from period to period depending on the market demand for different products as well as other market dynamics. However, the Company is able to determine an allocation of depreciation expense for reporting periods based on actual product produced by the respective segments during the respective period; it is on this basis that a reasonable and appropriate allocation of depreciation expense is made to the respective segments.

We believe it would diminish, rather than enhance the quality of our segment disclosure to present an allocation of assets between the Furnishings and Industrial Fabrics segments as the allocation may vary significantly between reporting periods, and at any given reporting period, would not necessarily be indicative of the future use of such assets.

As previously mentioned, depreciation expense related to the production activities of the two segments is reasonably determinable on the basis of actual product produced and the relative utility of such assets deployed in the respective production processes. We believe it is necessary and meaningful to financial statement readers to allocate depreciation expense between the two business segments based on their relative usage of these shared assets as determined by production throughput.

The Company’s intangible assets primarily relate to the non-compete agreement entered into with BP as part of the purchase of the business. The non-compete agreement does not distinguish between the activities conducted at a segment level, but rather provides that BP will not compete with the Company for any and all activities conducted by the Company at the time of sale. Similar to depreciation, we believe it is necessary and meaningful to financial statement readers to allocate amortization expense across the business segments. However, the non-compete agreement benefits the Company on an overall basis and an allocation of the related intangible asset between the segments would be misleading to financial statement readers, as the relative benefit to the respective segments would fluctuate from period to period, with the respective segments’ results.

9.	Notwithstanding the above comment, please disclose the segment assets by country and reconcile the total of these assets with the total amount of assets reported in your consolidated balance sheet. See SFAS 131 paragraph 32(c).

Company Response:

We note your comment, and in future filings we will disclose segment assets by country. The following is an example of how we expect to provide this disclosure in future filings (subject to revision for determination of facts and circumstances relevant at the date of the future reporting period):

	December 31,	December 31,
	2004	2003
	(in millions)
Total assets:
North America
United States	$437.5	$321.9
Other North America	26.7	28.6

Total North America	464.2	350.5
Europe	81.7	99.2
Brazil	30.7	18.9
Eliminations	(98.5)	(19.6)

Total	$478.1	$449.0

10.	In future filings, please disclose long-lived assets located in foreign countries. See SFAS 131 paragraph 38(b).

Company Response:

We note your comment, and in future filings, we will disclose long-lived assets located in foreign countries.

Note 19 – Condensed Consolidating Financial Information, page 76

11.	Please confirm to us and in the future disclose that the guarantor subsidiaries are 100% owned. See Regulation S-X rule 3-10.

Company Response:

We confirm that the guarantor subsidiaries are 100% owned by the Company, and we will include such disclosure in future filings.

General

12.	In future filings, for the various charts provided in the notes to the financial statements please indicate, within each chart, the amount of the abbreviated numbers presented (e.g. thousand or millions). For example, Notes 3, 4, 5, 6, 7, 8 and 9 do not indicate whether the numbers presented are in millions or thousands.

Company Response:

We note your comment, and in future filings, we will include within each chart the amount of the abbreviated numbers presented.

Section 906 Certification

13.	Your filing does not include the certification required by Section 906 of the Sarbanes Oxley Act of 2002 and Reg. S-K Item 601. Please provide this exhibit with future filings.

Company Response:

We note your comment. We began including this exhibit for all our filings beginning with our Form 10-Q for the quarter ended March 31, 2005 and will continue to provide such exhibit in all future filings.

Company Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (770) 944-4687.

Very truly yours,

/s/ Philip D. Barnes
Philip D. Barnes
Chief Financial Officer